Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following presentation was used in a town hall meeting on March 2, 2021.

INVESTOR PRESENTATION March 2021

PRESENTERS Peter Platzer Spire Chief Executive Officer Tom Krywe Spire Chief Financial Officer Bob Coleman NavSight Chairman and Chief Executive Officer Jack Pearlstein NavSight Chief Financial Officer

DISCLAIMER SPIRE KEY AND INVESTMENT FORWARD HIGHLIGHTS LOOKING High Growth SaaS Company, Powered by Proprietary, Space-based Data and Analytics Platform Massive, Rapidly Growing Total Addressable Market Recurring Revenue Model for Predictive Analytics and Data with Exceptional SaaS KPIs Constellation Fully Deployed, Attractive Operating Profile, Clear Path to Profitability Multiple Products across a Range of Industries, Supporting Net Zero and Climate Change Adaptation Exceptional Management Team with Deep Domain Expertise and Staying Power

DISCLAIMER TRANSACTION AND SUMMARY FORWARD Transaction Structure Business combination between Spire Global, Inc. (the “Company” or “Spire”) and NavSight, a NYSE listed SPAC Transaction expected to close in Q2 2021 Post closing, the Company will maintain the Spire Global name and will be listed on the NYSE Offering Size NavSight (NYSE: NSH) has ~$230 million cash in trust Raised $245 million in PIPE commitments (including $10 million from NavSight s Sponsor) Valuation Pro forma enterprise value of ~$1.2 billion(1) 5.4x 2023E Revenue, representing a deep discount to peers Illustrative Pro Forma Capital Structure Spire stockholders are rolling 100% of their equity in the transaction; Spire founders to receive super-voting shares (10:1)(2) Transaction assumes ~$408 million of cash on Spire·s balance sheet after transaction expenses(3) Illustrative Pro Forma Ownership Existing Spire stockholders ~67% SPAC stockholders ~14% PIPE investors ~15% SPAC founders ~4% (1) Excludes 8mm earnout shares issued to Spire stockholders in four equal tranches of 2mm each at share price thresholds of $13, $16, $19 and $22, and certain unvested employee stock options (2) Dual-class common stock structure to be implemented at closing (3) Excludes the 11.5m warrants held by the SPAC stockholders and 6.6m warrants held by the SPAC sponsor. Assumes the repayment of outstanding debt and assumes no redemption of shares / cash in trust 6

SPACE-BASED DATA, ANALYTICS AND INSIGHTS IS THE NEXT GREAT FRONTIER Inspire, Lead and Create the Business of Space-based Data Pioneer the Space-as-a-Service Model He Se Se f Eah G eae Chae ge $52 billion(1) Space-based Data and Analytics TAM (2025E) $39 billion(1) Orbital Services TAM (2025E) 180-300 billion(1) -term Market Opportunity For Weather Forecasting(2) (1) Report and analysis from consulting company (2) Assumes $0.9—$1.5 trillion of damages caused by climate change could be avoided through perfect weather forecasting and providers of perfect weather forecasts could expect to capture 20% of the value they provide to customers 7

DISCLAIMER HOW SPIRE AND IS DIFFERENT FORWARD LOOKING – MODERN STATEMENTS SaaS PLATFORM ENABLED BY PROPRIETARY SPACE TECHNOLOGY Companies Subscription-Based Revenue Software-Driven Business Model Vertically Integrated Products and Solutions Multi-Purpose Constellation Capacity Constrained? Launch Services Telecoms Earth Observation Yes Yes Yes # Launches Bandwidth Tasking Note: Based on Managements assessment of each industry as a whole. Companies shown are illustrative of each industry for investors· reference only, and each company was not necessarily included in Managements assessment 8 spire

SPIRE AT A GLANCE

- Spire collects spaced-based data using a proprietary constellation of multi-purpose LEMUR[(1)] nanosatellites
- SpireSight software analytics delivers proprietary data, insights and predictive analytics to customers as a subscription
- Vertically integrated with disruptive unit economics
- Highly technical workforce of ~250 employees, including ~140 engineers and scientists[(3)]
- Founded in 2012 with ~$180 million of capital invested to-date from high quality strategic partners and investors

104% YoY ARR Growth (2020P)	**145%** Customer NRR (2020P)	**$1.2bn** ARR (2025E)
90%+ / 80%+ Non-GAAP Gross Margin / FCF Conversion[(2)] (2025E)	**150+[(3)]** Product Customers	**100%** 2020P-2025E Revenue CAGR
141[(4)] / 100% Nanosats Launched / Earth Coverage	**~5[(5)] Terabytes** Of Data Processed per Day	**$235k** Average ARR per Product Customer (2020P)

Lead Investors	Strategic Investors	Select Customers
Bessemer Venture Partners, RRE Ventures, Luxembourg Future Fund, SIB Scottish Investment Bank, Seraphim Capital, Lemnos	Qualcomm, Mitsui & Co., Itochu	Aerion Supersonic, NASA, NOAA, Chevron, CLS, US Air Force, Lloyd's List, EMSA, Oldendorff

Note: 2020P financials are unaudited. Our audited financial statements for our year ended December 31, 2020 are not yet available. Accordingly, the 2020 financial results are preliminary and subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the audits of our financial statements. As a result, these preliminary results may differ from the actual results that will be reflected in our financial statements when they are completed and publicly disclosed. These preliminary results may change and any change may be material

(1) Low Earth Multi-Use Receiver
(2) Non-GAAP metrics. FCF conversion defined as (Adj. EBITDA - Capex) / Adj. EBITDA
(3) As of December 31, 2020
(4) As of January 2021
(5) As of February 2021

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SPIRE TRANSFORMS PROPRIETARY DATA INTO VALUE-ADDED INSIGHTS AND PREDICTIVE ANALYTICS Clean and structured data directly off Spire s proprietary nanosats Clean data fused with 3rd party datasets and proprietary analysis to enhance value and provide insights Apply algorithms to fused data sets to create predictive analytics and insights Clean Data Smart Data SpireSight API 3rd Party Data AI / ML / Proprietary Algorithms Sell Many Times Spire Collects Data from Space One Time and Can Sell it an Unlimited Number of Times 11

SPIRE MONETIZES PROPRIETARY PRODUCTS ACROSS A BROAD AND GROWING RANGE OF INDUSTRIES MARITIME Precise space-based data, insights and predictive analytics used for highly accurate ship monitoring, ship safety and route optimization AVIATION Precise space-based data, insights and predictive analytics used for highly accurate aircraft monitoring, safety and route optimization WEATHER Precise space-based data, insights and predictive analytics used for highly accurate weather forecasting ORBITAL SERVICES Leverage Spire s proven, low risk development lifecycle and proprietary infrastructure to provide “Space-as-a-Service” Current and Target Industries Aerospace Agriculture Automotive Aviation Construction Govt. Govt. Academia Energy Fishing (Civilian) (Defense) Financial Insurance Logistics Maritime Mining Oil & Gas Real Estate Scientific Telecom / Transportation Services Research IoT 12

spire

SPIRE'S PROPRIETARY TECHNOLOGY STACK IS PROVEN, AT SCALE, AND FULLY OPERATIONAL


Spire LEMUR Constellation
LEMUR
TT&C / Data Links
AES-256
Spire Ground Stations
Dedicated VPN
Spire Data Platform
AUTOMATED DATA PROCESSING
SECURE DATA REPOSITORY
FANS API
SpireSight Software Analytics
SpireSight
Weather API
Aviation API
Maritime API
Orbital Services API

Collects space-based data and transmits to a proprietary ground station network

Data moved from ground stations to proprietary data store for cleansing, standardization, fusion, and analysis – all without a human in the loop

Customers receive proprietary data delivered seamlessly, in real-time via SpireSight API

40k+ Average Nanosat Contacts / Month[(1)]	~99.9% System Uptime[(2)]	~1 Terabyte Data Served to Customers / Day[(3)]

(1) From January 2021 to February 2021
(2) From December 2020 to February 2021
(3) As of January 2021

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spire

SPIRE'S FULLY INTEGRATED MODEL DRIVES MEANINGFUL COMPETITIVE ADVANTAGES

LEMUR Nanosatellite Design & Assembly	▪ 100% in-house to improve quality and rapidly increase capabilities ▪ Drives down unit production costs ▪ Rapid production: capable of 1 every ~2 days
Software-defined Satellite Architecture	▪ Repurpose sensors and constellation on-orbit ▪ 550+ unique software updates deployed to the fleet since 2016
SpireSight Software Analytics	▪ SpireSight data, algorithms and models, and a world-class workforce that possesses the scarce / esoteric skill sets to generate bespoke predictive analytics and solutions for customers
On-Orbit Edge Processing	▪ Ability to process multi-sensor data sets on-orbit ▪ Reduces bandwidth requirements, improves delivery speeds, and increases flexibility and autonomy
Proprietary Ground Station Network	▪ Enhances system resiliency and security ▪ Accelerates collection-to-delivery, provides operational flexibility and foundation for Space-as-a-Service
Global Licenses	▪ Maintain ~20 domestic, regional, and international licenses for space and ground-stations that are difficult to replicate and widen the competitive moat


300(1) Years of Space Heritage
141 Nanosatellites Launched
~11K(3) Average RO Profiles
~415M(2) Daily ADS-B Messages
~245M(2) Daily AIS Messages
24/7 Operations Support
~100x(2) Per Day Earth Coverage
~30(2) Ground Stations

Source: Management as of February 2021
(1) Space heritage is calculated as the sum of the years of service of all satellites launched
(2) As of January 2021
(3) January 16, 2021 to February 16, 2021

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SPIRES MULTI-PRODUCT OFFERING POSITIONS IT TO CROSS-SELL TO CUSTOMERS Satellite AIS Data Satellite ADS-B RO Weather Data Use Case Examples Tracking vessels around the globe Optimizing fuel efficiencies Monitoring illegal activities and compliances Analyzing commodity trading Regulatory compliance Flight tracking Estimated time of arrival and on-time performance Overflight fee Search and rescue Smart premium Corporate intelligence Protect physical assets like power lines from storm damage Maximize crop yields with optimal farm operations based on weather Minimize losses and enhance customer experience in insurance with advanced warning systems of inclement weather Characteristics Global coverage, in remote areas where terrestrial AIS and ADS-B are out of reach Fast, real time data with low latency Easy integration into customers existing models and data systems High resolution and large volume of global data We believe we are the only player collecting all three datasets globally and simultaneously to combine them into its products 16 spire

SPIRE ORBITAL SERVICES IS PIONEERING THE "SPACE-AS-A-SERVICE" MODEL

Spire is Disrupting the Satellite Value Chain with a Differentiated Customer Value Proposition

	Legacy Satellite Development	spire
Development Cycle	3 - 5 Years	6 - 12 Months
Resilience	Low	High
Use of Modern Tech.	Low	High
Mission Flexibility	Low	High
Cost	~$10M+	Starting at ~$30K Per Month

- Space-as-a-Service offering provides fast, scalable and reliable access to space at a fraction of the cost and time
- Converting high upfront customer capex into lower opex
- Leveraging Spire's space heritage, vertically integrated capabilities and global space infrastructure to revolutionize how customers access space
- Spire's consistent launch schedule and in-house nanosat design and assembly allows customer sensors to go from design to launch-ready in 3 to 6 months

Recent Customer Wins

Jacobs

Australian Office of National Intelligence

Orbitare

Source: Based on Management's assessment of legacy satellite development, with development cycle and cost based on publicly available information regarding CYGNSS (Cyclone Global Navigation Satellite System)

17

spire

RECENT WINS DEMONSTRATE DIFFERENTIATED VALUE PROPOSITION

	Customers	Customer Requirements	Spire Solution
MARITIME	VesselBot	• Improve Time Charter Equivalent and reduce emissions according to IMO rules	Vesselbot improved their Voyage Optimization system by including Spire Maritime products, achieving **10-15% increase in TCE** and **30% reduction in GHG emissions**
	ZN	• Manage real-time ship and cargo capacity	
AVIATION	SATAVIA	• Manage risks and logistics of re-opening air travel during COVID-19	Delivers comprehensive air traffic data that SATAVIA utilizes to enable **live monitoring and live updates** on virus importation risk
	AERION SUPERSONIC	• Reduce GHG emissions and enable boomless supersonic flight	
WEATHER	OLDENDORFF	• Manage external factors that increase fuel consumption, CO_2 emissions and complicate time estimates	Olendendorff utilized AIS tracking and weather data to **locate vessels** and better **manage external risk factors** resulting in an **2.5% increase in accuracy of their fuel** consumption model
	NASA	• Precise atmospheric and ionospheric data for weather and climate research	
ORBITAL SERVICES	Australian Government Office of National Intelligence	• Custom, encrypted RF data for Five Eyes	Five Eyes National Intelligence Office **received** access to encrypted RF sensing **capabilities on orbit within 10 months of signing** a contract
	Orbitare	• Launch of IoT offering for European customers within 3 months	

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SPIRES RAPID GROWTH RATE IS DRIVEN BY CONSIDERABLE UPSELL Blue Chip Customer Base 150+ / ~30(1) Product Customers / Countries Best-in-Class SaaS Metrics 104% ARR Growth (2020P) 145%+ Customer Net Retention Rate (2020P) <7 Months Time to Payback Customer Acquisition Cost (2020P) Average ARR per Product Customer Growth ($ in thousands) Avg. ACV Bookings / Salesperson ($ in millions) Note: 2020P financials are unaudited. Our audited financial statements for our year ended December 31, 2020 are not yet available. Accordingly, the 2020 financial results are preliminary and subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the audits of our financial statements. As a result, these preliminary results may differ from the actual results that will be reflected in our financial statements when they are completed and publicly disclosed. These preliminary results may change and any change may be material (1) As of February 2021 19

SPIRE HAS A MULTI-PRONGED GROWTH STRATEGY Accelerate Market Capture with Investment in Sales, Marketing and Product Development Hire Additional Sales Personnel, Increase External Marketing and Drive Product Development for Further Upsell Expand Into New Geographies and Verticals Establish Presence in Latin America and Middle East; Increase Presence in Existing Geographies Expand Proprietary Data Sets and SpireSight Analytics Engine Soil Moisture, Ionosphere, RF Monitoring, Spectrum Monitoring, EO/SAR Data Fusion, AI/ML for Weather Extend Capabilities through M&A Acquire 3rd Party Data Providers, Cutting Edge Software Capabilities 20

EXPANDING SPIRES PROPRIETARY DATA SETS WILL HELP DRIVE BETTER INSIGHTS, COMPETITIVE ADVANTAGE AND ADDITIONAL REVENUE OPPORTUNITIES Current Future Automation Identification System (AIS) Soil Moisture Ionosphere Microwave EO / SAR RF Signal Spectrum Sounding Data Fusion Geolocation Monitoring Significantly Expands US Government, DoD and RO Intel Community Footprint ADS-B 21

SPIRES ARR GROWTH COMPARES FAVORABLY WITH BEST-IN-CLASS SaaS COMPANIES Annual Recurring Revenue Evolution ($ in millions) $36 $30 $27 $21 $18 $13 $14 $12 $8 $4 $5 $3 $0 $1 $1 $2 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1P Q2P Q3P Q4P 2021E 2017 2018 2019 2020 Years from $1 million to $100 million ARR(1) ($ in millions) $100 $80 $60 $40 $20 $0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 Years Source: BVP Nasdaq Emerging Cloud Index; https://www.bvp.com/bvp-nasdaq-emerging-cloud-index as of February 2021 Note: All Spire financials actual through 2019, preliminary for 2020, and management estimates for 2021. Year 5 Spire ARR data based on management estimates (1) Uses quarterly revenue times four as a proxy for ARR and assumes it takes 24 months from founding to $1 million ARR where data is unavailable 26

PEER GROUP VALUATION BENCHMARKING 34 10.8x 31.9x 25.3x 24.3x 23.5x 14.8x 50.9x 35.8x 30.6x 30.3x 18.4x 15.0x 11.9x 8.8x 68.8x 22.8x NM EV / Revenue (CYô,·22E) EV / Revenue (CYô,·23E) Peer average: 23.9x Peer average: 25.2x Peer median: 24.3x Peer median: 24.4x Vertical SaaS High Growth Data and Predictive Analytics 5.4x 19.9x NA 20.9x NA 12.3x 29.5x 35.1x 24.4x 20.3x 14.5x 11.7x 9.1x 6.2x 42.0x 18.0x 5.8x 17.8x Peer average: 17.7x Peer median: 19.9x Peer average: 18.8x Peer median: 17.4x Emerging Space Peer average: 20.9x Peer median: 17.9x 88.7x Source: Company filings and FactSet as of 2/12/21 Note: NA denotes “not available” due to no available data (1) EV based on current SPAC share price applied to PF capital structure. 68.8x Peer average: 60.1x Peer median: 68.8x (1) (1) (1) 34

Applies a range of multiples to Spireô,·s 2022E and 2023E management forecasted revenue to arrive at an implied enterprise value ô,ƒ The applied range of multiples is centered around the EV / sales multiples of Vertical SaaS and High Growth Data and Predictive Analytics peers, with sensitivity built on both high and low ends ô,ƒ 2022E / 2023E projected financials-based valuation is the appropriate approach given Spireô,·s track record of recurring revenue growth and ramp to at-scale gross margins of 90%+ by FY2025E Transaction Value Peer Valuation Summary of Approach $2,507 $3,405 $1,230 $2,963 $4,313 Pro Forma Enterprise Value 2022E Revenue at 22x – 26x Multiple 2023E Revenue at 15x – 19x Multiple ($ in millions) ~215% Upside to mid-point ~125% Upside to mid-point TRANSACTION PRICED AT A DEEP DISCOUNT TO PEER MULTIPLES 35

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC. Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.